

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2011

<u>Via E-mail</u>
Mr. Victor AbiJaoudi II
Chief Operating Officer
Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

> **Re:**   **Incoming, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **Filed on April 15, 2010**
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **Form 10-Q/A for the Fiscal Quarter Ended August 31, 2010**
> **Filed May 9, 2011**
> **Form 8-K/A**
> **Filed May 25, 2011**
> **File No. 000-53616**

Dear Mr. AbiJaoudi:

We have reviewed your amended filings and Form 10-Q for quarterly period ended March 31, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed May 25, 2011

Exhibits

1. We note your revised disclosure in response to comment one of our letter dated May 10, 2011. We further note that exhibit 10.3 appears to be missing exhibit(s), schedule(s) or attachment(s). Please revise to file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2011</u>

<u>Section 302 and 906 certifications</u>

2. Please note that Section 302 and 906 certifications signed by Principal Financial Officer are also required in addition certifications signed by Principal Executive Officer. Please amend your filing to include Section 302 and 906 certifications signed by Principal Executive Officer and Principal Financial Officer in accordance with Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Erin Wilson at (202) 551-6047 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director